FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Celltech re licensing deal dated 30 October 2003

For immediate release                                                                                                 30th October 2003

CELLTECH GROUP PLC

CELLTECH PHARMACEUTICALS EXPANDS SPECIALIST
TREATMENT PORTFOLIO IN EUROPE

Celltech Pharmaceuticals, a division of Celltech Group plc (LSE: CCH; NYSE: CLL), announces that it has licensed European sales and marketing rights to Xyrem (sodium oxybate) oral solution from Orphan Medical, Inc. (NASDAQ: ORPH). Orphan Medical received U.S. FDA approval in July 2002 to market Xyrem as a treatment for cataplexy in patients with narcolepsy. Cataplexy is a sudden loss of muscular control triggered by amusement, anger or excitement, resulting in dropping of the jaw, head slumping, leg buckling and even whole body collapse, and is estimated to affect 60-90% of narcoleptic patients. Celltech expect to file a Xyrem marketing authorisation application for the cataplexy indication in Europe in early 2004 and, upon approval, will use its specialist sales forces to market the product to the target audience of neurologists and sleep specialists.

Ingelise Saunders, CEO of Celltech Pharmaceuticals, commented: "Xyrem fits well with our existing specialist-focused sales and marketing activities and will provide further critical mass to our European pharmaceutical business. Celltech already has considerable physician contact in the neurology field through its Equasym (methylphenidate) range of attention deficit disorder products and other neurological products, and Xyrem will complement this well."

Under the terms of the agreement, Celltech will be responsible for the registration, sales and marketing of Xyrem in Europe. Celltech has made an upfront payment of $2.5 million to Orphan Medical and will make further payments of up to $6 million tied to product development milestones and up to $7 million tied to sales related milestones. Celltech will also pay Orphan a royalty on sales of the product, which will begin no earlier than 2005. The licensing agreement includes the use of Xyrem in narcolepsy and provides Celltech with rights to negotiate in regard to other potential future indications including fibromyalgia syndrome.

John Bullion, CEO of Orphan Medical, commented: "We are delighted to have Celltech as our European partner. Their specialist expertise and commercial capabilities are impressive and well suited to Xyrem. After its first year on the market in the United States, Xyrem continues to demonstrate its efficacy in patients with narcolepsy and its safety profile is consistent with our clinical experience. Xyrem is a very important medication in meeting an unmet medical need and Celltech's involvement will help enhance its positive role in sleep medicine. We look forward to collaboration with Celltech to maximize the commercial potential of this life changing product."

In placebo-controlled Phase III studies Xyrem has demonstrated a statistically significant median reduction of 70 percent in episodes of cataplexy in a four week treatment period. The most commonly observed side effects included nausea, headache, vomiting and dizziness. Xyrem is also being assessed by Orphan Medical as a treatment for further disease indications, such as excessive daytime sleepiness associated with narcolepsy and fibromyalgia. Xyrem has been granted Orphan Drug designation status in Europe, which provides a 10 year period of marketing exclusivity upon approval.

Dr Adrian Williams, Medical Director at St. Thomas' Hospital Sleep Disorder Centre in London, commented "Cataplexy is a chronic and debilitating condition affecting patients ability to function in normal social situations, with very limited treatment options available at present. We welcome the potential for bringing this important new treatment option to cataplexy patients in Europe."

Contacts:

For Celltech:
Peter Allen                                    Deputy CEO and CFO                                       (44) (0) 1753 534655
Richard Bungay                             Director of Corporate
                                                     Communications
Jon Coles                                      Brunswick                                                          (44) (0) 207 404 5959
Wendel Carson                             Brunswick

For Orphan Medical:
Tim McGrath                                 CFO                                                                  (1) (952) 513-6900
David Folkens                                Corporate Communications                                (1) (952) 513-6994

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com

Orphan Medical acquires, develops, and markets pharmaceuticals of high medical value for inadequately treated and uncommon diseases treated by specialist physicians. Xyrem (sodium oxybate) oral solution is the first and only approved treatment for cataplexy associated with narcolepsy. Orphan Medical is also conducting trials evaluating Xyrem in the treatment of excessive daytime sleepiness associated with narcolepsy. Orphan Medical intends to build a strong presence in the sleep and central nervous system (CNS) markets. Orphan Medical's Internet Web site address is www.orphan.com

Notes for editors

Narcolepsy Narcolepsy is characterised by excessive daytime sleepiness, which can be complicated by an irresistible tendency to fall asleep, even in unlikely circumstances such as the middle of a conversation or at a meal.

Celltech desires to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the timing of regulatory submissions for Xyrem, and the potential approval of Xyrem for marketing in Europe, are forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: introduction of competing products by the Company's competitors, failure to obtain and maintain required approvals for products from governmental authorities, interruptions in production or product distribution both internal and external, fluctuations in currency exchange rates, inability of the Company to market new products effectively, the failure of the Company's development and manufacturing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 30 October, 2003